UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2013

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Entry into a Material Definitive Agreement.

The information set forth in the section entitled “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” is incorporated herein by reference.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

USD25 Million Credit Facility for Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited and Comtech Industrial (Hong Kong) Limited

On June 13, 2013, Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited and Comtech Industrial (Hong Kong) Limited (collectively, the “Borrowers”), each indirect subsidiaries of Cogo Group, Inc. (the “Company”), entered into a USD25 million general banking facility (the “USD25 Million Credit Facility”) with Standard Chartered Bank (Hong Kong) Limited (the “Lender”). The USD25 Million Credit Facility is separated into three parts: (i) a USD1 million current account overdraft; (ii) a USD24 million trade finance facility, which comprises import/export facilities, import invoice financing to certain Lender-approved suppliers, and export invoice discounting; and (iii) up to USD7 million standby letters of credit (“LOC”). The aggregate outstanding amount under the USD24 million trade finance facility and the USD7 million LOC together may not exceed USD24 million, while the aggregate amounts outstanding under the USD25 Million Credit Facility may not exceed USD25 million.

The overdraft is available in both U.S. dollars (“USD”) and Hong Kong dollars (“HKD”), with an interest rate of the higher of (i) 0.5% per annum over the HKD prime rate or (ii) 0.5% per annum over the Hong Kong Interbank Overnight Rate (“HIBOR”) for HKD overdraft and 0.5% per annum over the USD prime rate for USD overdraft, payable monthly in arrears. The USD24 million trade finance facility is available in HKD at 2% interest per annum over HIBOR, or 2% of the Lender’s cost of funds if in a foreign currency. The duration of a drawdown under the USD24 million trade finance facility is up to 120 days, while the USD7 million LOC’s are good for up to one year. An interest rate of 8% per annum over the respective rates at which the Lender announces or applies from time to time as its price rate for lending HKD or USD, or the Lender’s costs of funds, whichever is greater, is applicable to amounts not paid when due or in excess of any facility limit. Past due bills shall bear interest at 5% per annum above the rates charged on the USD24 million trade finance facility.

The Borrowers and certain related entities have entered into the following security agreements and guarantees in favor of the Lender:

1.	A security agreement over a specified bank account of Comtech Broadband Corporation Limited with respect to the obligations of the Borrowers.

2.	Cross-corporate guarantees executed by each of the Borrowers for an unlimited amount to secure the liabilities of each other Borrower.

3.	A corporate guarantee executed by Comtech International (Hong Kong) Limited (“Comtech Hong Kong”), one of a number of former subsidiaries of the Company that were sold to Envision Global Group in November 2102 (the “Disposal”), for USD4 million to secure the liabilities of the Borrowers.

4.	A corporate guarantee executed by the Company for an unlimited amount.

Further, the Borrowers have pledged collateral in favor of Lender in the aggregate amount of USD13.5 million.

Copies of the USD25 Million Credit Facility agreement and the Lender’s confirmation of the availability of the USD25 Million Credit Facility are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 99.1 and 99.2, respectively.

Security and Guarantee of the Comtech Hong Kong Credit Facility

Also on June 13, 2013, Comtech Hong Kong, a subsidiary of Envision Global Group, entered into a USD15 million general banking facility (the “Comtech Hong Kong Credit Facility”) with the Lender. The Comtech Hong Kong Credit Facility is separated into two parts: (i) a USD15 million trade finance facility, which comprises import/export facilities, import invoice financing and export invoice discounting; and (ii) up to USD3 million standby letters of credit. The aggregate amounts outstanding under the Comtech Hong Kong Credit Facility shall not exceed USD15 million.

As part of the transitional guarantee services that the Company agreed to provide Envision Global Group in connection with the Disposal, the Company, Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited and Comtech Industrial (Hong Kong) Limited have entered into the following security agreements and guarantees to secure the Comtech Hong Kong Credit Facility:

1.	A security agreement over a specified bank account of Comtech Broadband Corporation Limited with respect to the obligations of Comtech Hong Kong.

2.	A joint and several guarantees executed by Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited and Comtech Industrial (Hong Kong) Limited for USD15 million to secure the liabilities of Comtech Hong Kong.

3.	A corporate guarantee executed by the Company for USD15 million.

Further, Comtech Broadband Corporation Limited has pledged collateral in favor of Lender in the aggregate amount of USD13.5 million.

Copies of the Comtech Hong Kong Credit Facility agreement and the Lender’s confirmation of the availability of the Comtech Hong Kong Credit Facility are attached as Exhibits 99.3 and 99.4, respectively.

Financial Statements and Exhibits

Exhibits:

Exhibit No.	Description

99.1	Credit Facility Agreement, dated January 30, 2013, by and among Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited and Comtech Industrial (Hong Kong) Limited and Standard Chartered Bank (Hong Kong) Limited

99.2	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availability of the USD25 Million Credit Facility as of June 13, 2013

99.3	Credit Facility Agreement, dated January 30, 2013, by and between Comtech International (Hong Kong) Limited and Standard Chartered Bank (Hong Kong) Limited

99.4	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availability of the Comtech Hong Kong Credit Facility as of June 13, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/ Andy Liu
Name:	Andy Liu
Title:	Chief Financial Officer

Dated: June 18, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Credit Facility Agreement, dated January 30, 2013, by and among Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited and Comtech Industrial (Hong Kong) Limited and Standard Chartered Bank (Hong Kong) Limited

99.2	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availahbility of the USD25 Million Credit Facility as of June 13, 2013

99.3	Credit Facility Agreement, dated January 30, 2013, by and between Comtech International (Hong Kong) Limited and Standard Chartered Bank (Hong Kong) Limited

99.4	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availahbility of the Comtech Hong Kong Credit Facility as of June 13, 2013